UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about cancellation of treasury shares

—

Rio de Janeiro, January 29, 2025 – Petróleo Brasileiro S.A. – Petrobras, pursuant to CVM Resolution 44/2021, informs its shareholders and the market in general that the company's Board of Directors, at a meeting held on this date, decided to cancel all 155,468,500 preferred shares issued by the company held in treasury, without reducing the share capital¸ which were acquired under its last share buyback program.

Another 72,909 preferred shares and 222,760 common shares, all held in treasury prior to the Share Buyback Program, will also be cancelled.

As a result of the cancellation of shares, the Company's share capital will be divided into 7,442,231,382 ordinary shares and 5,446,501,379 preferred shares, all without par value.

In due course, a proposal will be submitted to the General Meeting to update the heading of Article 4 of the company's Bylaws, in order to reflect the new number of ordinary and preferred shares into which Petrobras' share capital is divided.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor– 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the expectations of the Company's management. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer